Item 77P- Information required to be filed pursuant to exemptive orders - For period Ended 5-31-2016

PNC Funds

On February 29, 2016, the Securities and Exchange Commission ("SEC) issued an order under section 6(c) of the Investment Company Act of 1940 (the "Act") granting to PNC Capital Advisors, LLC, PNC Funds and PNC Advantage Funds (collectively, the "Funds") an exemption from sections 18(f) and 21(b) of the Act; under section 12(d)(1)(J) of the Act granting an exemption from section 12(d)(1) of the Act; under sections 6(c) and 17(b) of the Act granting an exemption from sections 17(a)(1), 17(a)(2), and 17(a)(3) of the Act; and under section 17(d) of the Act and Rule 17d-1 under the Act, to permit certain registered open-end management investment companies to participate in a joint lending and borrowing facility.